[LSB Financial Corp. Letterhead]
September 1, 2011
Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Gregory Dundas
100 F Street, N.E.
Washington, D.C.  20549-4720

Re:	LSB Financial Corp.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 16, 2011
File No. 0-25070

Dear Mr. Dundas:

We have received your letter dated August 24, 2011, detailing results of your office’s review of the above-referenced filing.  On behalf of LSB Financial Corp. (the “Company”), below are our responses to those comments.  For your convenience, I have reproduced your comments and requests for information in bold below followed by our responses in regular type.

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Form 10-K for the Fiscal Year Ended December 31, 2010

Market Area, page 5

1.	In future filings, please revise this section to reflect any significant, adverse market area trends, for example, trends relating to the recent increases in non-performing assets.

Response: We intend to provide the following disclosure (as modified to reflect changes in conditions) regarding the Market Area in our future Form 10-K filings:

Tippecanoe County and the eight surrounding counties comprise Lafayette Savings’ primary market area.  Lafayette is the county seat of Tippecanoe County and West Lafayette is the home of Purdue University.  There are three things that set Greater Lafayette apart from other urban areas of the country - the presence of a world class university, Purdue University; a government sector due to the presence of the county seat; and the mix of heavy industry and high-tech innovative start-up companies tied to Purdue University.  In addition Greater Lafayette is a regional health care center serving nine counties and has a large campus of Ivy Tech Community College.

Tippecanoe County typically shows better growth and lower unemployment rates than Indiana or the national economy because of the diverse employment base.  The Tippecanoe County unemployment rate peaked at 10.6% in July 2009 and by April 2011 had improved to 6.3%.  May’s unemployment rate was up to 7.1%, an expected rise typically caused by teachers’ summer layoffs.  The housing market has remained fairly stable for the last several years with no

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price bubble and no resulting price swings.  As of December 31, 2010, the five year percent change in house prices according to the Federal Housing Finance Agency was a 1.89% increase with the one-year change a 0.99% increase.  The number of houses sold in the county in 2010 was down 7% from last year, influenced in part by the timing of the tax credits offered to new home buyers.  Building permits were virtually unchanged from last year and were in the same relatively low range for housing permits over the last four years.  Some of this slowdown is believed to be in reaction to earlier overbuilding in the county as well as the increase in available properties due to foreclosure.

The area’s diversity did not make us immune to the effects of the recession, but we were spared its worst effects.  Current signs of recovery, based on a report from Greater Lafayette Commerce, include increasing manufacturing employment, a continuing commitment to new facilities and renovations at Purdue University and signs of renewed activity in residential development projects.  There were capital investments of $305 million in the Greater Lafayette area for the first four months of 2011 compared to $640 million in all of 2010.  Wabash National, the area’s second largest industrial employer, is hiring 400 to 500 people for increased trailer production and will add a new line for production of bulk liquid storage containers which will employ another 200.  Subaru, the area’s largest industrial employer and producer of the Subaru Legacy, Outback and Tribeca, announced the addition of 100 full-time production positions.  Nanshan America will be opening a plant in Lafayette in 2011 employing 200 people.  Growth in the medical corridor has continued with numerous clinics and specialized care facilities under way which, along with the two new hospitals, makes Greater Lafayette a regional healthcare hub.  In the education sector, Purdue’s West Lafayette 2010-2011 enrollment was up slightly from last year to just under 40,000 students and Ivy Tech’s enrollment set a record with 8,200 students.  The Purdue Research Park now includes 110 high-tech and life science businesses, has more than 3,700 employees earning an average annual wage of $54,000 and has about 364,000 square feet of incubation space, making it the largest business incubator complex in the state.

The over building of low cost housing made and sold by out-of-area companies just prior to the recession, followed closely by a spike in property taxes and then by the loss of manufacturing jobs at the start of the recession had a negative effect on the local economy and affected our non-performing loans.  First, the availability and marketing of low cost housing lured renters into home ownership just as property taxes on rental properties spiked, leaving some landlords unable to recover.  The loss of manufacturing jobs then caused people to lose their homes and return to the rental market.  This also put a number of OREO properties on the market.  The recession also resulted in manufacturing slowdowns and vacancies in commercial real estate properties that caused

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borrowers to fall behind with their payments.  While the developments noted above lead us to believe these problems are behind us as increased hiring and new industry moving to town have continued, the possibility of a double dip recession would likely lead to the return of these problems.

Lending Activities, page 6, and
One-to-Four Family Residential Real Estate Lending, page 9

2.
We note from page 8 that some 74 percent of your retained loans are adjustable-rate loans. In your discussion of your overall asset/liability management strategy near the bottom of page 9, please discuss in future filings how this level of adjustable-rate loans fits into your strategy, including discussion of any material risks that result from this situation.

Response: We will include the following additional disclosure as a third paragraph under the One- to Four- Family Real Estate Lending disclosure in the Company’s Form 10-K:

In December 20___, ___% of our loans were adjustable rate loans.  As part of our interest rate risk strategy we typically sell qualifying fixed rate residential mortgages on the secondary market and hold adjustable rate mortgages in our portfolio.  Proceeds from the sale of these fixed rate loans can be used to fund other mortgages which can also be sold.  Adjustable rate mortgage loans currently in our portfolio can be expected to reprice to higher rates when interest rates begin to rise, which could be expected to have a positive impact on our interest income. Most loans added to our portfolio in the last few years have interest rate floors.  While this protects us from loans adjusting to very low rates, it also has a negative effect as rates begin to rise as these loan rates will not rise until the market rate exceeds the floor.

Investment Activities, page 19

3.
In your next Form 10-Q and in future Form 10-Ks, please specifically disclose whether or not your decision not to pay dividends is related to the Bank's Supervisory Agreement or company's MOU with the Office of Thrift Supervision.

Response: Following the second sentence of the second paragraph under Investment Activities in the Company’s Form 10-K, the Company intends to add the following disclosure:

Despite the fact that LSB Financial believes it could obtain regulatory approval of dividends from the Bank to LSB Financial, the Bank has elected not to declare dividends at this time (and LSB Financial is therefore unable to declare dividends) because of the uncertainty regarding increased capital requirements anticipated under the Dodd-Frank Act and because the Bank has obtained a new

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bank regulator - the OCC - under the Dodd-Frank Act and the Bank is not familiar with the OCC’s positions on capital and other related financial matters.

A similar disclosure will be made in the Company’s Form 10-Qs.

Legal Proceedings, page 32

4.
In future filings, beginning with your next Form 10-Q, please revise your disclosure of the Supervisory Agreement, formerly with the OTS, to describe each requirement, the steps the bank has taken to comply, and the extent to which you believe the bank is in compliance. Also, describe the material impact of the MOU to your operations and financial performance and discuss any steps you have taken to address that impact. Provide updated disclosure in future periodic reports, as appropriate.

Response: While the Supervisory Agreement and MOU remain in effect, we intend to provide the following disclosure (as modified to reflect changes in conditions) regarding the Supervisory Agreement and MOU in the Legal Proceedings section of our next Form 10-Q and Form 10-K.  Thereafter, we intend to include in the Legal Proceedings section of our Forms 10-Q a brief description of the Supervisory Agreement and the MOU, a cross reference to the detailed discussion of the Supervisory Agreement and MOU in the most recent Form 10-K and updates to such disclosure as changes or other developments occur.

Effective August 31, 2010, the Bank executed an updated Supervisory Agreement (the “Supervisory Agreement”) with the Office of Thrift Supervision (“OTS”) and LSB Financial Corp.  (the “Company”) entered into a Memorandum of Understanding (the “MOU”) with the OTS under which the Bank and the Company have agreed to take a number of actions within specified timeframes to address concerns identified by the OTS in connection with its 2010 examination of the Bank.   These agreements replace the prior Memorandum of Understanding and Supervisory Agreement between the Bank and the OTS.  As a result of the Dodd-Frank Act, from and after July 21, 2011, the Bank is being supervised by the OCC and the Company is being supervised by the Federal Reserve.   As a result, the OCC will now enforce the Bank’s Supervisory Agreement and the Federal Reserve will enforce the MOU.  The Supervisory Agreement and the MOU will remain in effect until terminated, modified or superseded by the OCC or Federal Reserve, respectively.

The updated Supervisory Agreement eliminates certain requirements satisfied in the Bank’s prior agreement with the OTS.

Under the Supervisory Agreement, by September 30, 2010, the Bank’s board of directors was required to provide to the OTS written workout plans for each adversely classified asset or group of classified assets to any one borrower or loan relationship of $500,000 or greater certain classified assets.   The Bank must also present quarterly status reports to the OCC (formerly, the OTS).   The Bank timely submitted the required workout plans and has provided, and will

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continue to provide, the quarterly written asset status reports as required.  The Bank believes it is in compliance with this provision of the Supervisory Agreement.

The Bank’s board of directors was also required to revise its policy on concentrations of credit and, in the event the revised limits are lower, adopt a plan to bring the Bank into compliance with the revised policy.   The Bank’s board must also, on a quarterly basis, review the Bank’s compliance with the revised policy and the appropriateness of its concentration limits given current economic conditions and the Bank’s capital position.   On September 20, 2010, the Bank’s board of directors approved a revised Concentrations of Credit Policy and Reduction Plan and continues to review the policy and compliance therewith on a quarterly basis.  The Bank believes it is in compliance with these provisions of the Supervisory Agreement.

The Bank was also required to revise its policies and procedures related to the establishment and maintenance of its allowance for loan losses and submit the revised policy to the Regional Director of the OTS for review and comment.   However, the Supervisory Agreement does not require an additional provision for loan loss reserves.   The Bank revised its allowance for loan losses policy on September 21, 2010.  On June 20, 2011, the Bank’s board of directors further revised the policy to add clarification with respect to the requirement for outside appraisals.  The Bank believes that it is in compliance with this provision of the Supervisory Agreement.

The Supervisory Agreement also required the Bank to revise its written internal asset review and classification program.   The Bank revised its internal asset review and classification program policy on September 21, 2010.  The Bank’s board of directors has also approved establishment of an asset review committee that will review any loan rating changes.  The Bank believes that it is in compliance with this provision of the Supervisory Agreement.

The Bank was required to submit to the OTS an updated business plan for the period beginning January 1, 2011 through December 31, 2012.   The Bank submitted a three-year Business Plan to the OTS by October 31, 2010 which sets forth minimum capital goals of 8 percent and 12 percent for Tier 1 (Core) and risk-based capital, respectively.  The Plan outlines strategies that will be employed to boost earnings and preserve capital, and includes pro-forma financial projections and budget assumptions.  Any material modifications to the Business Plan must receive prior, written non-objection of the OCC (formerly the OTS).   By December 31, 2011, and each December 31st thereafter while the Supervisory Agreement remains in effect, the Business Plan must be updated and submitted to the OCC (formerly the OTS).  The OTS Regional Director notified the Bank on July 14, 2011 that the Plan was acceptable and should be implemented immediately.   The Bank has implemented the Business Plan and there have been no material modifications to the Business Plan since submission.   The Bank believes it is in compliance with this provision of the Supervisory Agreement, except to the extent not yet applicable.

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The Bank’s board of directors is also required to review written quarterly variance reports on the Bank’s compliance with the Business Plan.   A copy of each variance report is to be provided to the OCC (formerly the OTS) within five (5) days after review by the board.  A budget variance report explaining the reasons for material variances from original projections is submitted to the Bank’s board of directors within 45 days of the quarter end.   The board discusses the impact of noted variances and determines whether or note corrective action is required.   The Bank believes it is in compliance with this provision of the Supervisory Agreement.

The Supervisory Agreement requires prior written non-objection of the OCC (formerly the OTS) of the declaration or payment of dividends or other capital distributions by the Bank.   The Bank has not declared or paid dividends, nor has it made any other capital distribution to the Company without the required prior approval.   The Bank is in compliance with this provision of the Supervisory Agreement.

The Supervisory Agreement places restrictions on the Bank with respect to certain operating activities, requiring prior notice to the OTS of changes in directors and senior executive officers and prior written non-objection from the OTS with respect to senior executive officer or director compensation, material third party service provider contracts, and asset growth over certain levels until the approval of the Bank’s Business Plan.   Asset growth has not exceeded interest credited since third quarter 2010 (the quarter in which the Supervisory Agreement was executed).  No payments covered by the Supervisory Agreement’s restriction on “golden parachute payments” as defined in 12 CFR § 359.1(f) have been made or requested since the effective date of the Supervisory Agreement.   Director Thomas Parent is the only new addition to the board or executive management since the effective date of the Supervisory Agreement and his appointment complied with the requirements of the Supervisory Agreement.   The Bank believes it is in compliance with these provisions of the Supervisory Agreement.

Under the MOU, the Company was required to submit to the OTS by October 31, 2010, a capital plan for enhancing the consolidated capital of the Company for the period January 1, 2011 through December 31, 2012.  The capital plan is to be updated each year during which the MOU is effective.  On July 14, 2011, the OTS notified the Company that certain revisions to the capital plan primarily relating to consolidated capital ratios and consolidated financial statements of the Company were needed.  The Company has requested clarification from the Federal Reserve regarding the requested information and has submitted a response on August 30, 2011 explaining a labeling correction that the Company believes will address the concerns noted by the OTS.  The MOU also requires prior written non-objection of the Federal Reserve (formerly the OTS) of the declaration or payment of dividends or other capital distributions by the Company and of any Company debt not in the ordinary course (including loans, cumulative preferred stock and subordinated debt) unless such debt is contemplated by the capital plan.   The Company does not now hold any such debt.  The Company believes it is in compliance with the provisions of the MOU.

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The Company believes that the Supervisory Agreement and the MOU have not had, and will not have, a material impact on the financial condition or results of operations of the Bank or the Company, taken as a whole.

Executive Compensation, page 36
Executive Compensation, page 10 of definitive proxy statement on Schedule 14A

5.	Please revise in future filings to provide compensation for the three required persons, or advise why this is not required. Refer to Item 402(m)(2).

Response: The Company is a smaller reporting company and is therefore required to disclose in its summary compensation table the compensation of its principal executive officer (Randolph F. Williams) and its two other most highly compensation executive officers.  The Company has only two executive officers -- Randolph F. Williams and Mary Jo David.  That is why only two individuals are included in the Company’s summary compensation table in its proxy statement.

Compensation of Directors, page 16 of definitive proxy statement on Schedule 14A

6.	In future filings, please provide narrative disclosure explaining the compensation arrangements for directors, for example, fees for meeting attendance. Refer to Item 402(r)(3) of Regulation S-K.

Response: The Company’s director compensation consists of awards made under the Company’s stock option and incentive plans (which are described in the proxy statement) and director fees.  In next year’s proxy statement, before the tabular disclosure relating to director compensation, the Company will include the following narrative disclosure:

Directors of LSB do not receive director fees.  Lafayette Savings pays its directors, other than the Chairman, annual retainers of $15,000.  The Chairman of LSB receives an annual retainer of $18,750.  New directors also currently receive stock options for 3,750 shares of LSB Common Stock upon their election to the Board.

7.
It is not clear from your disclosure whether there are currently outstanding loans to related persons above the threshold amount. If yes, please revise in future filings to so indicate. Also, in that case, revise your disclosure to include, if accurate, all three representations found in Instruction 4(c) to Item 404(a) of Regulation S-K, including the statement that such loans were made "on substantially the same terms. . .as those of comparable transactions prevailing at the time with other persons not related to" the lender. Any loans over the threshold amount to which that disclosure does not apply must be disclosed.

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Response: As stated on pages 16-17 of the Company’s definitive proxy statement filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2011, which information was incorporated by reference into Item 13 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, Lafayette Savings offers loans to its executive officers, directors, and employees at interest rates that are generally available to the public and with substantially the same terms as those prevailing for comparable transactions with unrelated parties.  As a result, the Company respectfully submits that it was and is permitted to disclose such loans and extensions of credit to its executive officers and directors pursuant to Instruction 4(c) to Item 404(a)(5) of Regulation S-K, in lieu of the information required by item 404(a)(5).  Nonetheless, for purposes of clarity, in future filings the Company intends to provide information regarding loans and extensions of credit which qualify for disclosure pursuant to Instruction 4(c) of Item 404(a)(5) substantially in accordance with the disclosure set forth below.  To the extent such loans do not qualify for disclosure pursuant to Instruction 4(c), the Company intends to provide disclosure regarding such transactions in accordance with Item 404(a)(5).

“Transactions With Related Persons

Lafayette Savings follows a policy of offering to its directors, officers, and employees real estate mortgage loans secured by their principal residence, consumer loans, and, in certain cases, commercial loans.  All loans to directors and executive officers must be approved in advance by a majority of the disinterested members of the Board of Directors.  Loans to directors, director nominees, executive officers, and their associates (including immediate family members) totaled approximately $____ million or ____% of equity capital at December 31, 20___.  All such loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Lafayette Savings, and did not involve more than normal risk of collectability or present other unfavorable features.”

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On behalf of the Company, I hereby acknowledge in connection with the responses contained in this letter that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your review of our responses to your comments.  Should you have additional comments or questions, please contact me at (765) 429-2850, or our outside counsel, Claudia V. Swhier, at (317) 231-7231.

Sincerely,

/s/ Mary Jo David

Mary Jo David
Vice President/CFO

cc:           Randolph F. Williams
Claudia V. Swhier, Esq.